UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2021

COLABS INT’L, CORP.

(Exact name of issuer as specified in its charter)

Nevada	26-3233192
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

18593 Main St, Huntington Beach, CA	92648
(Address of principal executive offices)	(ZIP Code)

(888) 878-5536

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing at the end of this Semiannual Report. This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented from time to time, and as may be updated from time to time by our future filings under Regulation A. The accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows as of June 30, 2021 and for the six months ended June 30, 2021 and June 30, 2020 are unaudited and have not been reviewed by external auditors.

Overview

CoLabs Int’l, Corp. (“we,” “us,” and “our”) was incorporated in Nevada in 2008 and is a closely-held, majority woman-owned biotechnology company. Our corporate administrative office and warehouse facility are located in Huntington Beach, California.

We were founded upon our acquired and internally developed intellectual property on our belief that our intellectual property provides a commercial advantage in the global marketplace. We rely on patent, trade secret, copyright, and trademark law, as well as the contractual terms with our customers, to define, maintain, and enforce our intellectual property rights, technologies, and relationships.

We currently have 26 issued patents and eight filed pending patents covering our technology. In addition, a significant amount of our intellectual property takes the form of trade secrets and copyrighted works of authorship. We currently have a portfolio of registered and pending trademarks in the United States and foreign jurisdictions, including registrations for the marks “Quantasphere®,” “QS®,” “KLĒNSKIN®,” “WASH ON®,” and “SHOWER ON®.”

Our patented Quantasphere® technology is a globally unique, widely adaptable delivery system providing improved effectiveness and consumer acceptance for a multitude of drugs, cosmetics, and chemical applications. Our technology places drugs into micro-sized encapsulates that have an electrostatic charge and then suspends these into unique formulations, limiting the unwanted absorption, or having a timed release. This one-of-a-kind unique delivery system significantly decreases the absorption of potentially dangerous chemicals into the body and organ systems, thereby avoiding potential toxic side-effects. This technology is also able to target the depth of penetration and the degree of dispersion or timed release of the active ingredients into the skin or onto the surface of the skin.

We are presently selling sunscreens, SPF lip balms, and bug repellent products, utilizing our patented Quantasphere® technology, to the consumer market under the KLĒNSKIN® brand name, with plans to expand our product lines to multiple additional markets, including dermatology, cosmetics, fragrances, and other therapeutic applications.

We amended our Articles of Incorporation on January 12, 2021 to increase our authorized shares of common stock to 50,000,000.

COVID-19 Considerations

Through the date these financial statements were issued, the COVID-19 pandemic has significantly impacted our operating results. Due to COVID-19, we experienced reduced demand for our products in the domestic and international markets. Marketing programs planned for 2020 were curtailed by the lockdowns related to the epidemic. These included: AVP Beach Volleyball, NASCAR and golf tournaments events which were all cancelled and/or postponed until 2021. In many locations, beaches and outdoor activities were also restricted which again limited sunscreen sales. Since we only have a limited online presence (which is directly related to sport event marketing) sales were affected.

We are however, recently experiencing an improving trend in customer orders from both our domestic and international markets. As lockdowns are being gradually lifted, more outdoor activities are occurring resulting in increasing sales. However, in the future, the pandemic may cause reduced demand for our products. Should the pandemic result in a recessionary economic environment, our operating results will be negatively affected. We have not observed any material impairments of our assets or a significant change in the fair value of our assets due to the COVID-19 pandemic.

1

Our ability to operate without significant negative operational impact from the COVID-19 pandemic will in part depend on our ability to protect our employees and supply chain. We may experience unforeseen disruption to our workforce and supply chain (for example, an inability of a key supplier or transportation supplier to source and transport materials) that could negatively impact operations.

Operating Results

Results of Operations for the Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

Refer to our Statements of Operations in our financial statements.

Revenue

Sales increased by $19,000 to $43,000 for the six months ended June 30, 2021, compared to $24,000 for the six months ended June 30, 2020. The increase in revenue was primarily attributable to the reduction of the negative impacts on domestic and international orders in 2020 due to COVID-19.

Cost of Revenue

Cost of goods sold increased by $20,000 to $34,000 for the six months ended June 30, 2021, compared to $14,000 for the six months ended June 30, 2020. The increase in costs of goods sold was primarily attributable to our increase in revenue, as discussed above. Gross margin as a percentage of sales was 21% for the six months ended June 30, 2021, compared to 42% for the six months ended June 30, 2020.

Operating Expenses

Operating expenses include selling, general, and administrative expenses and research and development costs.

Selling, general, and administrative expenses increased by $119,000 to $506,000 during the six months ended June 30, 2021, compared to $387,000 during the six months ended June 30, 2020. The increase in selling, general, and administrative expenses was due primarily to increased payroll-related costs and marketing expenses, as compared to the prior year period.

Research and development costs decreased by $67,000 to $46,000 during the six months ended June 30, 2021, compared to $113,000 during the six months ended June 30, 2020. The decrease in research and development costs was primarily attributable to decreased research and development payroll-related costs, as compared to the prior period.

Other Expense

Other expenses include interest. Interest expense was $1,000 during the six months ended June 30, 2021 and $1,000 during the six months ended June 30, 2020.

Net Loss

Net loss increased by $53,000 to $544,000 during the six months ended June 30, 2021, compared to a net loss of $491,000 for the six months ended June 30, 2020. The increase in net loss was primarily due to the increase in selling, general, and administrative expenses, regulatory filing and related marketing expenses, and offset by decreased research and development expenses, as discussed above.

2

Liquidity and Capital Resources

Our financial statements have been prepared assuming that we will continue as a going concern, which contemplates continuity of operations, generation of sales revenue, realization of assets, and liquidation of liabilities in the normal course of business. As reflected in the financial statements, during the six months ended June 30, 2021, we incurred a net loss of $544,000, and used cash in operations of $593,000, and had a stockholders’ deficit of $71,000 as of June 30, 2021. These factors raise substantial doubt about our ability to continue as a going concern as a biotechnology company within one year after the date that the financial statements are issued without a further influx of equity capital, growth of sales, or issuance of debt or a combination of these capital inflows. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

In addition, our independent registered public accounting firm, in its report on our December 31, 2020 financial statements, has raised substantial doubt about our ability to continue as a going concern.

At June 30, 2021, we had cash on hand of $1,000. During the six months ended June 30, 2021, we received $315,000 through the sales of our common stock. Our ability to continue as a going concern is and has been dependent on our ability to execute our strategy and raise additional funds and expand revenue from sales. Management is currently seeking additional operating funds, primarily through the issuance of equity securities to expand marketing and overall business development. No assurance can be given that any future financing will be successful or the funding will be adequate to achieve our goals. Even if we can obtain additional financing, it may place restrictions on management. Substantial dilution for stockholders may occur from the structuring of either equity or debt financing.

Sources of Operating Revenues and Cash Flows

Refer to our Statements of Cash Flows in our financial statements and Note 2, Summary of Significant Accounting Policies, in our financial statements for further detail.

Cash Flows from Operating Assets

For the six months ended June 30, 2021 and 2020, net cash used in operating activities was $593,000 and $598,000, respectively. During the six months ended June 30, 2021, we incurred a net loss of $544,000 and $16,000 of non-cash expenses, compared to a net loss of $491,000 and $12,000 of non-cash expenses during the six months ended June 30, 2020.

Cash Flows from Financing Activities

For the six months ended June 30, 2021 and 2020, net cash provided by financing activities was $364,000 and $313,000, respectively. For the six months ended June 30, 2021 and 2020, net cash provided by financing activities included the proceeds from the sale of common stock of $315,000 and $225,000, respectively. During the six months ended June 30, 2021, we also received proceeds from an SBA loan of $49,000, and during the six months ended June 30, 2020, we repaid a note payable in the amount of $15,000.

Outlook and Recent Trends

There are a number of trends potentially affecting our business. Both the macroeconomic and microeconomic outlook are being considered by our management team. These seemingly are impacted by public policy and the private sector response to economic packages. The COVID-19 impact of our domestic and global economies is still being addressed differently by various regulatory agencies and governments as well as the private sector.

Focusing on the U.S. economy, in the near-term, programs which will assist the country in building its infrastructure are expected to be introduced as well as further stimulus packages. The national debt has increased and may continue to increase, perhaps a catalyst for some inflation. Correspondingly, taxes are expected to increase to try to offset this deficit spending. Without an improved economy, credit risk and low credit demand will restrict expansion. Adding to this headwind is a likely decline in GDP growth. Offsetting this Keynesian solution is the pandemic and its related costs and undefinable course.

We are in the pharmaceutical/healthcare sector which due to the pandemic and the aging of baby boomers may continue to trend as a key growth area. We are focused on the delivery of drugs in multiple key sectors, including vector borne diseases, disinfectants, sun protections, anti-aging, pest repellents and anti-scabetic and anti-pediculosis drugs. We believe that our sanguine position addresses these massive focal point health issues. It is incumbent on our management to be proactive, intuitive, and farsighted to adjust to the quickly shifting sands that these uncertain economic events are presenting.

3

Critical Accounting Policies

See Note 2, Summary of Significant Accounting Policies, in our financial statements for further detail.

Off-Balance Sheet Arrangements

As of June 30, 2021 and December 31, 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding Related Party Arrangements, please see Note 7 in the accompanying financial statements below.

Recent Developments

In August 2021, we received notice from our SBA lender that our PPP loans in the aggregate amount of $110,000 were forgiven and no amounts were owed under the agreements (see Note 5 in our financial statements).

In August 2021, we began an offering under Rule 506(c) of Regulation D for the sale of our common stock at a price of $5.50 per share for a maximum offering of 3,000,000 shares for $16,500,000. As of the date of this report, we have sold 30,000 shares for $165,000.

ITEM 2. OTHER INFORMATION

As of August 20, 2021, we have sold 30,000 shares of our common stock pursuant to an offering under Rule 506(c) of Regulation D at a price of $5.50 per share, resulting in gross proceeds of $165,000. We plan to continue selling up to 3,000,000 shares in this offering. No sales have been made or will be made on the part of any person who at the time of sale was or will be a director, officer, promoter, or principal securityholder of us.

On September 1, 2021, we lowered the minimum investment amount of our Regulation A offering from $650 to $325.

On September 8, 2021, Steve Handy resigned as our consultant for accounting and financial oversight, He will no longer be assuming a full-time role as our Chief Financial Officer in the future.

On September 10, 2021, we terminated our agreement with Novation Solutions Inc. dba DealMaker, which was providing us certain technology services in connection with our Regulation A offering, including their online platform (a “Technology Agent”). We previously used their online platform so that our investors could receive, review, execute, and deliver subscription agreements electronically as well as make payment of the purchase price by ACH debit transfer or wire transfer. Dealmaker will cease processing our subscription agreements 60 days after the notice of termination. At such time, we will engage another third-party Technology Agent.

In September 2021, we gave notice to our transfer agent, EQ Shareowner Services, of our intent to terminate our agreement them in the near future. We intend to engage another transfer agent but have not yet done so.

4

ITEM 3. FINANCIAL STATEMENTS

COLABS INT’L, CORP.

INDEX TO FINANCIAL STATEMENTS

OF COLABS INT’L, CORP.

5

COLABS INT’L, CORP.

BALANCE SHEETS

	June 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Current Assets
Cash	$1,000	$230,000
Accounts receivable	1,000	2,000
Due from Officer	12,000	-
Inventories, net	85,000	74,000
Total Current Assets	99,000	306,000

Right of use asset	21,000	20,000
Other assets	2,000	2,000
Total Other Assets	23,000	22,000

TOTAL ASSETS	$122,000	$328,000

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued expenses	$19,000	$46,000
Lease liability, current portion	18,000	21,000
U.S. Small Business Administration loans payable, current portion	4,000	4,000
Total Current Liabilities	41,000	71,000

Long-term Liabilities
Lease liability,net of current portion	4,000	-
U.S. Small Business Administration loans payable, net of current portion	148,000	99,000
Total Liabilities	193,000	170,000

Shareholders’ Equity Deficit
Common stock, par value $0.001, 50,000,000 shares authorized; 15,800,000 and 15,695,000 shares issued and outstanding, respectively	16,000	16,000
Additional paid-in capital	10,774,000	10,459,000
Accumulated deficit	(10,861,000)	(10,317,000)
Total Stockholder’s equity (deficit)	(71,000)	158,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$122,000	$328,000

The accompanying notes are an integral part of these financial statements.

F-1

COLABS INT’L, CORP.

STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended
	June 30,
	2021	2020

Trade sales	$43,000	$24,000

Cost of goods sold	34,000	14,000
Gross profit	9,000	10,000

Operating expenses:
Selling, general and administrative expenses	506,000	387,000
Research and development expenses	46,000	113,000
Operating expenses	552,000	500,000

Loss from operations	(543,000)	(490,000)

Interest expense	(1,000)	(1,000)

NET LOSS	$(544,000)	$(491,000)

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$(0.04)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
BASIC AND DILUTED	15,786,077	12,693,022

The accompanying notes are an integral part of these financial statements.

F-2

COLABS INT’L, CORP.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

(Unaudited)

	Common Stock		Additional	Accumulated
	Shares	Amount	Paid-in Capital	Deficit	Total

Balance, December 31, 2020	15,695,000	$16,000	$10,459,000	$(10,317,000)	$158,000

Common shares issued for cash	105,000	-	315,000	-	315,000

Net loss for the six months ended June 30, 2021	-	-	-	(544,000)	(544,000)

Balance, June 30, 2021 (unaudited)	15,800,000	$16,000	$10,774,000	$(10,861,000)	$(71,000)

Balance, December 31, 2019	12,652,000	$13,000	$9,731,000	$(9,491,000)	$253,000

Common shares issued for cash	75,000	-	225,000	-	225,000

Net loss for the six months ended June 30, 2020	-	-	-	(491,000)	(491,000)

Balance, June 30, 2020 (unaudited)	12,727,000	$13,000	$9,956,000	$(9,982,000)	$(13,000)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

COLABS INT’L, CORP.

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2021	2020
Cash Flows from Operating Activities
Net loss	$(544,000)	$(491,000)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	-	1,000
Amortization of right-of-use asset	16,000	11,000
Change in lease liability	(16,000)	(12,000)
Changes in Assets and Liabilities
Accounts receivable	1,000	3,000
Due from Officer	(12,000)	(6,000)
Inventories	(11,000)	(59,000)
Accounts payable and accrued expenses	(27,000)	(45,000)
Net cash used in operating activities	(593,000)	(598,000)

Cash Flows from Financing Activities
Proceeds from U.S. Small Business Administration loans payable	49,000	103,000
Repayment of note payable	-	(15,000)
Proceeds from the sale of common shares	315,000	225,000
Net cash provided by financing activities	364,000	313,000

Net decrease in cash	(229,000)	(285,000)

Cash beginning of period	230,000	347,000
Cash end of period	$1,000	$62,000

Supplemental cash flows disclosures:
Interest paid	$-	$1,000
Taxes paid	$-	$-

Supplemental non-cash disclosures:
Recognition of right-of-use asset and operating lease liability upon execution of new operating lease	$17,000	$-

The accompanying notes are an integral part of these financial statements.

F-4

COLABS INT’L, CORP.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021

1. Organization and Basis of Presentation

CoLabs Int’l, Corp. (the “Company”) was incorporated in Nevada in 2008 and is a closely-held, majority woman-owned biotechnology company. The Company’s corporate administrative office and warehouse facility are located in Huntington Beach, California.

The Company was founded upon its acquired and internally developed intellectual property on its belief that its intellectual property provides a commercial advantage in the global marketplace. The Company relies on patent, trade secret, copyright, and trademark law, as well as the Company’s contractual terms with its customers, to define, maintain, and enforce the Company’s intellectual property rights, technologies, and relationships.

The Company currently has 26 issued patents and eight filed pending patents covering its technology. In addition, a significant amount of the Company’s intellectual property takes the form of trade secrets and copyrighted works of authorship. The Company currently has a portfolio of registered and pending trademarks in the United States and foreign jurisdictions, including registrations for the marks “Quantasphere®,” “QS®,” “KLĒNSKIN®,” “WASH ON®,” and “SHOWER ON®.”

The Company’s patented Quantasphere® technology is a globally unique, widely adaptable delivery system providing improved effectiveness and consumer acceptance for a multitude of drugs, cosmetics, and chemical applications. The Company’s technology places drugs into micro-sized encapsulates that have an electrostatic charge and then suspends these into unique formulations, limiting the unwanted absorption, or having a timed release. This one-of-a-kind unique delivery system significantly decreases the absorption of potentially dangerous chemicals into the body and organ systems, thereby avoiding potential toxic side-effects. This technology is also able to target the depth of penetration and the degree of dispersion or timed release of the active ingredients into the skin or onto the surface of the skin.

The Company is presently selling sunscreens, SPF lip balms, and bug repellent products, utilizing its patented Quantasphere® technology, to the consumer market under the KLĒNSKIN® brand name, with plans to expand its product lines to multiple additional markets, including dermatology, cosmetics, fragrances, and other therapeutic applications.

The Company amended its Articles of Incorporation on January 12, 2021 to increase its authorized shares of common stock to 50,000,000.

COVID-19 Considerations

Through the date these financial statements were issued, the COVID-19 pandemic has significantly impacted the Company’s operating results. Due to COVID-19, the Company experienced reduced demand for its products in its domestic and international markets. Marketing programs planned for 2020 were curtailed by the lockdowns related to the epidemic. These included: AVP Beach Volleyball, NASCAR and golf tournaments events which were all cancelled and/or postponed until 2021. In many locations, beaches and outdoor activities were also restricted which again limited sunscreen sales. Since the Company has only limited online presence, which is directly related to sport event marketing, sales were seriously affected.

The Company is however, recently experiencing an improving trend in customer orders from both its domestic and international markets. As lockdowns are being gradually lifted, more outdoor activities are occurring resulting in increasing sales. However. in the future, the pandemic may again cause reduced demand for the Company’s products. Should the pandemic result in a recessionary economic environment, the Company’s sales will be negatively affected. The Company has not observed any material impairments of its assets or a significant change in the fair value of its assets due to the COVID-19 pandemic.

The Company’s ability to operate without significant negative operational impact from the COVID-19 pandemic will in part depend on its ability to protect its employees and its supply chain. The Company has endeavored to follow the recommended actions of government and health authorities to protect its employees. However, the uncertainty resulting from the COVID-19 pandemic could result in an unforeseen disruption to its workforce and supply chain (for example, an inability of a key supplier or transportation supplier to source and transport materials) that could negatively impact operations.

F-5

Going Concern

The Company’s financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, the generation of sales revenue, the realization of assets, and liquidation of liabilities in the normal course of business. As reflected in the financial statements, during the six months ended June 30, 2021, the Company incurred a net loss of $544,000, and used cash in operations of $593,000, and had a stockholders’ deficit of $71,000 as of June 30, 2021. These factors raise substantial doubt about the Company’s ability to continue as a going concern as a biotechnology company within one year after the date that the financial statements are issued without a further influx of equity capital, growth of sales, or issuance of debt or a combination of these capital inflows. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In addition, the Company’s independent registered public accounting firm, in its report on the Company’s December 31, 2020 financial statements, raised substantial doubt about the Company’s ability to continue as a going concern.

At June 30, 2021, the Company had cash on hand of $1,000. During the six months ended June 30, 2021, the Company received $315,000 through sales of its common stock. The ability of the Company to continue as a going concern is and has been dependent on the Company’s ability to execute its strategy and in its ability to raise additional funds and expand revenue from sales. Management is currently seeking additional operating funds, primarily through the issuance of equity securities to expand its marketing and overall business development. No assurance can be given that any future financing will be successful or, the funding will be adequate for the Company to achieve its goals. Even if the Company can obtain additional financing, it may place restrictions on management. Substantial dilution for stockholders may occur from the structuring of either equity or debt financing.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company products are sold under the brand name KLĒNSKIN® and consist of distinct sunscreen products titled SPF 30 Shampoo, Face and Body Wash, SunBar SPF 20 Bar Soap, and Broad Spectrum SPF 50 Lotion, and a hand sanitizer and insect repellant. The products are offered for sale as finished goods only and there are no performance obligations required post-shipment for customers to derive the expected value from them. Contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time. The Company does offer a general right of return, but historically the return rates have been insignificant.

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. This standard provides authoritative guidance clarifying the principles for recognizing revenue and developing a common revenue standard for U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in the exchange for those goods or services.

Under this guidance, revenue is recognized when control of promised goods or services are transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company reviews its sales transactions to identify contractual rights, performance obligations, and transaction prices, including the allocation of prices to separate performance obligations, if applicable. Revenue and costs of sales are recognized once products are delivered to the customer’s control and performance obligations are satisfied.

F-6

Revenue Concentrations

The Company performs a regular review of customer activity and associated credit risks and does not require collateral or other arrangements.

During the six months ended June 30, 2021, one (related party) customer accounted for 28% of the Company’s revenue. There were no shipments to customers outside the United States during the six months ended June 20, 2021. During the six months ended June 30, 2020, one (related party) customer accounted for 50% of the Company’s revenue. There were no shipments to customers outside the United States during the six months ended June 30, 2020. No other customers accounted for more than 10% of the Company’s revenue during the six months ended June 30, 2021 and 2020.

Fair Value Measurements

The Company uses various inputs in determining the fair value of its investments and measures these assets on a recurring basis. Financial assets recorded at fair value in the consolidated balance sheets are categorized by the level of objectivity associated with the inputs used to measure their fair value. Authoritative guidance provided by ASC Topic 820 - Fair Value Measurements and Disclosure defines the following levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these financial assets:

Level 1—	Quoted prices in active markets for identical assets or liabilities;
Level 2—	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3—	Unobservable inputs based on the Company’s assumptions.

The Company is required to use observable market data if such data is available without undue cost and effort. At December 31, 2020 and June 30, 2021, the carrying amounts of financial assets and liabilities, such as cash, accounts receivable, inventory, other assets, and accounts payable and accrued expenses approximate their fair values due to their short-term nature. The carrying values of notes payable approximate their fair values due to the fact that the interest rates on these obligations are based on prevailing market interest rates.

Leases

Prior to January 1, 2019, the Company accounted for leases under ASC 840, Accounting for Leases. Effective January 1, 2019, the Company adopted the guidance of ASC 842, Leases (“ASC 842”), which requires an entity to recognize a right of use (ROU) asset and a lease liability for virtually all leases. The Company adopted ASC 842 using a modified retrospective approach. As a result, the comparative financial information has not been updated and the required disclosures prior to the date of adoption have not been updated and continue to be reported under the accounting standards in effect for those periods. The adoption of ASC 842 on January 1, 2019 resulted in the recognition of operating lease ROU assets and lease liabilities for operating leases of $67,000. There was no cumulative-effect adjustment to accumulated deficit.

Basic and Diluted Net Loss per Common Share

Basic net loss per share is computed by using the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed giving effect to all dilutive potential shares of Common Stock that were outstanding during the period. Dilutive potential shares of Common Stock consist of incremental shares of Common Stock issuable upon exercise of stock options. No dilutive potential shares of Common Stock were included in the computation of diluted net loss per share because their impact was anti-dilutive. As of December 31, 2020 and June 30, 2021, the Company had total outstanding options of 5,650,000 which were excluded from the computation of net loss per share because they are anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Those estimates and assumptions include estimates for reserves of uncollectible accounts, analysis of impairments of long-lived assets, accruals for potential liabilities, assumptions made in valuing stock instruments issued for services, and valuation of deferred tax assets. Actual results could differ from those estimates.

F-7

Research and Development

Research and development costs are expensed as incurred. Research and development expenses for the six months ended June 30, 2021 and 2020, were $46,000 and $113,000, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed on a first-in, first-out basis. The Company’s inventories consist almost entirely of finished goods as of December 31, 2020 and June 30, 2021.

The Company provides inventory reserves based on excess and obsolete inventories determined primarily by future demand forecasts. The write down amount is measured as the difference between the cost of the inventory and net realizable value based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. At December 31, 2020 and June 30, 2021, the Company determined that no reserve for excess and obsolete inventory was required.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments (“ASC 326”). The standard significantly changes how entities will measure credit losses for most financial assets, including accounts and notes receivables. The standard will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The standard will be effective for the Company’s interim and annual reporting periods beginning after December 15, 2022. Company management is currently assessing the impact of adopting this standard on the Company’s financial statements and related disclosures.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

3. Lease Payable

The Company leases its corporate administrative office and warehouse facility located in Huntington Beach, California, that terminates in October 2021. The Company adopted ASU 2016-02, Leases, effective October 1, 2019, which requires a lessee to record a right-of-use asset and a corresponding lease liability at the inception of the lease initially measured at the present value of the lease payments. The Company classified the lease as an operating lease and determined that the value of the lease asset and liability at the inception of the lease was $67,000, using a discount rate of 4.00%. As of December 31, 2020, the value of the lease liability was $21,000. During the six months ended June 30, 2021, the Company made payments of $12,000 towards the lease liability. As of June 30, 2021, the lease liability was $9,000.

ASU 2016-02 requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. As of December 31, 2020, the value of the lease asset was $20,000 During the six months ended June 30, 2021, the Company reflected amortization of right of use asset of $12,000, related to this lease, resulting in an asset balance of $8,000 as of June 30, 2021. Rent expense for the six months ended June 30, 2021 and 2020 was $8,000 and $21,000, respectively.

The Company also leases office space in Sarasota, Florida, for its research and development activities on a month-to-month basis through November 2022. The Company classified the lease as an operating lease and determined that the value of the lease asset and liability at the inception of the lease was $17,000, using a discount rate of 4.00%. During the six months ended June 30, 2021, the Company reflected amortization of the right of use asset of $4,000 related to this lease, resulting in an asset balance of $13,000 as of June 30, 2021.

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4. Line of Credit

In April 2019, the Company entered into a revolving credit agreement with Fundbox. The line of credit carries an interest rate of approximately 10% per annum and is secured by the assets of the Company. During the year ended December 31, 2020, the Company did not draw on its line of credit and terminated the line of credit agreement as of December 31, 2020.

5. U.S. Small Business Administration (SBA) Loans Payable

The table below displays the Company’s SBA loans payable balances as of December 31, 2020 and June 30, 2021, respectively.

	June 30, 2021	December 31, 2020
Paycheck Protection Program (PPP) Loan (a)	$110,000	$61,000
Economic Injury Disaster Loan (EIDL) (b)	42,000	42,000

Total Loan Balance	$152,000	$103,000
Short Term Balance	4,000	4,000
Long Term Balance	$148,000	$99,000

(a)	On May 6, 2020, the Company was granted a loan (the “PPP loan”) from Cross River Bank in the aggregate amount of $61,000, pursuant to the Paycheck Protection Program (the “PPP”) under the CARES Act.

The PPP loan agreement is dated May 6, 2020, matures on May 6, 2022, bears interest at a rate of 1% per annum, is unsecured and guaranteed by the U.S. Small Business Administration (SBA). The loan term may be extended to May 6, 2025, if mutually agreed to by the Company and lender. The PPP loan is payable monthly commencing ten months after the end of the covered period, which was approximately November 6, 2020. In accordance with the PPP Flexibility Act passed in June 2020, if the Company applies for loan forgiveness within ten months after the end of the covered period, then no payments are due until the SBA remits payment of a forgiveness amount or determines that no forgiveness is authorized. If the Company did not submit a request for forgiveness within ten months after the end of the covered period, the Company would have to begin making payments on the PPP loan.

The Company applied ASC 470, Debt, to account for the PPP loan. The PPP loan may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the PPP loan may only be used for qualifying expenses as described in the CARES Act, including qualifying payroll costs, qualifying group health care benefits, qualifying rent and debt obligations, and qualifying utilities. The Company intends to use the entire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses. The Company applied for forgiveness of the PPP loan with respect to these qualifying expenses. At December 31, 2020, the note payable balance was $61,000, of which $2,000 was reflected as the current portion of note payable.

During the six months ended June 30, 2021, the Company received notice it was granted a second PPP loan from Cross River Bank in the aggregate amount of $49,000. The second PPP loan agreement matures in five years, bears interest at a rate of 1% per annum, is unsecured and guaranteed by the SBA. At June 30, 2021, the note payable balance was $110,000, of which $2,000 was reflected as the current portion of note payable. The Company was in compliance with the terms of the PPP loan as of December 31, 2020 and June 30, 2021.

In August 2021, the Company received notice from the lender that the loan amount of $110,000 was forgiven and no amounts were owed under the agreements (see Note 8).

(b)	On June 2, 2020, the Company obtained an Economic Injury Disaster Loan in the amount of $42,000, pursuant to the Small Business Administration (SBA) authorized (under Section 7(b)) of the Small Business Act, as amended. Interest on the loan is at the rate of 3.75% per year, and all loan payments are deferred for 12 months, at which time monthly installment payments are payable over 30 years from the date of the promissory note. The promissory note is secured by all the assets of the Company. The Company will use all the proceeds of this loan solely as working capital to alleviate economic injury caused by COVID-19. At December 31, 2020 and June 30, 2021, the balance on the loan was $42,000, of which $2,000 was reflected as the current portion of note payable.

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6. Stockholders’ Equity

Private Offerings

During the year ended December 31, 2020, the Company received aggregate proceeds of $728,000 from the issuance of 243,000 shares of its common stock relating to a private stock offering. During the six months ended June 30, 2021, the Company received aggregate proceeds of $315,000 from the sale of 105,000 shares of its common stock at $3.00 per share.

Stock Options

A summary of the stock options for the six months ended June 30, 2021, is as follows:

		Weighted
	Number	Average
	Of	Exercise
	Options	Price
Balance outstanding, December 31, 2020	5,650,000	$1.11
Options granted	-	-
Options exercised	-	-
Options expired or forfeited	-	-
Balance outstanding, June 30, 2021	5,650,000	$1.11
Balance exercisable, June 30, 2021	5,650,000	$1.11

Information relating to outstanding stock options at June 30, 2021, summarized by exercise price, is as follows:

	Outstanding			Exercisable
			Weighted		Weighted
			Average		Average
Exercise Price Per Share	Shares	Life (Years)	Exercise Price	Shares	Exercise Price
$1.000	4,860,000	8.69	$1.00	4,860,000	$1.00
$1.800	790,000	12.10	$1.80	790,000	$1.80
	5,650,000	9.46	$0.74	5,650,000	$1.11

No options were granted, exercised, forfeited or expired during the six months ended June 30, 2021. As of June 30, 2021, the Company had no outstanding unvested options with future compensation costs. As of June 30, 2021, the outstanding options and exercisable options had an intrinsic value of $10,668,000.

7. Related Party

During the six months ended June 30, 2021 and 2020, sales to Advanced Dermatology Care Center, a dermatology practice owned by Dr. Laura Cohen, the Company’s Chief Executive Officer, were $12,000 and $12,000, respectively, accounting for 28% and 50% of Company’s revenue, respectively.

8. Subsequent Events

In August 2021, the Company received notice from its SBA lender that its PPP loans in the aggregate amount of $110,000 was forgiven and no amounts were owed under the agreements (see Note 5).

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ITEM 4. EXHIBITS

Exhibit Number	Description	Form	Exhibit	Filing Date	Filed Herewith
1.1	Articles of Incorporation of the Company, dated August 5, 2008	1-A	2.1	04/30/2021
3.1	Amended Articles of Incorporation, dated April 27, 2012	1-A	2.2	04/30/2021
3.2	Amended Articles of Incorporated, dated January 12, 2021	1-A	2.3	04/30/2021
2.4	Amended and Restated Bylaws of the Company	1-A	2.4	04/30/2021
4.1	Form of Subscription Agreement	1-A	4.1	04/30/2021
4.2	Distribution Agreement between CoLabs Int’l Corp and Spero Pte Ltd., dated March 23, 2021	1-A	4.2	04/30/2021

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CoLabs Int’l, Corp.
a Nevada corporation

/s/ Laura Cohen
By:	Laura Cohen, Chief Executive Officer
Date:	September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Laura Cohen
By:	Laura Cohen
Its:	Chief Executive Officer and President (Principal Executive Officer)
Date:	September 28, 2021

/s/ Gerald Birch
By:	Gerald Birch
Its:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date:	September 28, 2021

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